FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2023
Commission File Number: 001-10306

NatWest Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	TR-1: Notification of Major Holdings dated 03 February 2023
Exhibit No. 2	Publication of Supplementary Prospectus dated 17 February 2023
Exhibit No. 3	Commencement of On Market Share Buyback Programme dated 20 February 2023
Exhibit No. 4	Director/PDMR Shareholding dated 21 February 2023
Exhibit No. 5	TR1 - Notification of major holdings dated 22 February 2023
Exhibit No. 6	Publication of Final Terms dated 24 February 2023
Exhibit No. 7	Total Voting Rights dated 28 February 2023

Exhibit No. 1

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)i

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:		NatWest Group plc
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights				x
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name		The Commissioners of His Majesty's Treasury
City and country of registered office (if applicable)		London, England
4. Full name of shareholder(s) (if different from 3.)v
Name		The Solicitor for the Affairs of His Majesty's Treasury
City and country of registered office (if applicable)		London, England
5. Date on which the threshold was crossed or reachedvi:		2 February 2023
6. Date on which issuer notified (DD/MM/YYYY):		2 February 2023
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	43.97%		43.97%	38,699,669,208
Position of previous notification (if applicable)	44.98%		44.98%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix	% of voting rights
Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
Ordinary Shares of £1.0769 each GB00BM8PJY71	17,017,496,556	43.97%

SUBTOTAL 8. A	17,017,496,556	43.97%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdatex	Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights

SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)
x
Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
UK Government Investments Limited, a company wholly-owned by His Majesty's Treasury, is entitled to exercise control over the voting rights which are the subject of this notification (pursuant to certain management arrangements agreed with His Majesty's Treasury).

The Solicitor for the Affairs of His Majesty's Treasury is acting as nominee for The Commissioners of His Majesty's Treasury.

The Commissioners of His Majesty's Treasury	43.97%	43.97%

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional informationxvi
The Solicitor for the Affairs of His Majesty's Treasury is acting as nominee for The Commissioners of His Majesty's Treasury (HMT).

The percentage of voting rights held by HMT in NatWest Group plc (NWG), as shown on this form (43.97%), has been calculated following the disposal by HMT of 96,688,290 ordinary shares in NWG since its last TR-1 notification on 17 January 2023, under HMT's trading plan announced on 22 July 2021 and extended on 22 June 2022.

Place of completion	London, England
Date of completion	2 February 2023

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Exhibit No. 2

NatWest Group plc

Publication of Supplementary Prospectus

The following supplementary prospectus has been approved by the Financial Conduct Authority and is available for viewing:

Supplementary Prospectus dated 17 February 2023 to the NatWest Group plc £40,000,000,000 Euro Medium Term Note Programme of 7 December 2022.

To view the full document, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/3497Q_1-2023-2-17.pdf

A copy of the above Supplementary Prospectus has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Scott Forrest
Head of NatWest Treasury DCM
Tel: +44 (0) 7747 455 969

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Supplementary Prospectus (and the Prospectus to which it relates) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside of these countries and/or to whom the offer contained in the Prospectus and the Supplementary Prospectus is not addressed. Prior to relying on the information contained in the Prospectus and the Supplementary Prospectus you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier

NatWest Group plc 2138005O9XJIJN4JPN90

Exhibit No. 3

NatWest Group plc

20 February 2023

Commencement of On Market Share Buyback Programme

NatWest Group plc (the "Company" or "NWG") announces the commencement of its programme to buyback ordinary shares in the Company with a nominal value of £1.076923076923077 each ("Ordinary Shares").

On 17 February 2023, NWG announced its full year results and a share buyback programme (the "Programme") of up to £800 million.  The Programme will commence on 20 February 2023 and will end no later than 20 July 2023, provided that the term of the Programme may be extended to end no later than 28 July 2023 to account for certain disruption events during the initial term of the Programme.

The Programme, the purpose of which is to reduce the issued share capital of NWG, will be for an aggregate market value equivalent of up to £800 million and will take place within the limitations of the authority granted by shareholders to the Board of NWG at its Annual General Meeting, held on 28 April 2022 and amended at its General Meeting held on 25 August 2022 to preserve the position that would have applied had the Share Consolidation not taken place (the "2022 Authority").  The 2022 Authority is due to expire at the conclusion of the 2023 AGM, or 30 June 2023, whichever is earlier (the "Expiry Date"). However, as Ordinary Shares are being purchased under the Programme which will have commenced prior to the Expiry Date, the 2022 Authority allows purchases to continue after such date and, therefore, up to 28 July 2023.

The maximum number of Ordinary Shares that can be purchased by NWG under the Programme is 966,284,391. This number reflects the impact on the 2022 Authority of the reduction in issued share capital following the off-market buyback announced on 28 March 2022.

NWG has entered into non-discretionary instructions with UBS AG, London Branch to conduct the Programme on its behalf and to make trading decisions under the Programme independently of NWG.

NWG intends to cancel the repurchased Ordinary Shares.

Further information:

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Disclaimer

This announcement is for information purposes only and does not constitute or form a part of an offer to sell or a solicitation of an offer to purchase, or the solicitation to sell, any securities of the Company.

No Purchases in the United States and No Purchases of American Depositary Receipts ("ADRs")
Purchases of Ordinary Shares under the Programme will be made outside the United States only. There will be no purchases of Ordinary Shares from within the United States or from persons known to be located in the United States, and there will be no purchases of the Company's ADRs under the Programme.

Exhibit No. 4

21 February 2023

NatWest Group plc

INITIAL NOTIFICATION OF TRANSACTION OF PERSON DISCHARGING MANAGERIAL RESPONSIBILITY (PDMR) IN ACCORDANCE WITH ARTICLE 19 OF THE MARKET ABUSE REGULATION

NatWest Group plc (the Company) announces that the PDMR set out below has sold ordinary shares of £1.0769* each in the Company (Shares) (ISIN: GB00B7T77214) on the date and at the price indicated:-
PDMR	Position of PDMR	No. of Shares sold	Sale price	Date of transaction
Oliver Holbourn	CEO, RBS International	71,791	£2.8568	20 February 2023

* Note: the nominal value of ordinary shares without rounding is £1.076923076923077 per share

The transaction took place on the London Stock Exchange (XLON).

Legal Entity Identifier: 2138005O9XJIJN4JPN90

For further information contact:-

NatWest Group Investor Relations
Alexander Holcroft
Head of Investor Relations
+44 20 7672 1758

NatWest Group Media Relations
+44(0)131 523 4205

Exhibit No. 5

TR-1: Standard form for notification of major holdings

NOTIFICATION OF MAJOR HOLDINGS (to be sent to the relevant issuer and to the FCA in Microsoft Word format if possible)i

1a. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attachedii:		NatWest Group plc
1b. Please indicate if the issuer is a non-UK issuer (please mark with an "X" if appropriate)
Non-UK issuer
2. Reason for the notification (please mark the appropriate box or boxes with an "X")
An acquisition or disposal of voting rights				x
An acquisition or disposal of financial instruments
An event changing the breakdown of voting rights
Other (please specify)iii:
3. Details of person subject to the notification obligationiv
Name		The Commissioners of His Majesty's Treasury
City and country of registered office (if applicable)		London, England
4. Full name of shareholder(s) (if different from 3.)v
Name		The Solicitor for the Affairs of His Majesty's Treasury
City and country of registered office (if applicable)		London, England
5. Date on which the threshold was crossed or reachedvi:		21 February 2023
6. Date on which issuer notified (DD/MM/YYYY):		21 February 2023
7. Total positions of person(s) subject to the notification obligation
	% of voting rights attached to shares (total of 8. A)	% of voting rights through financial instruments(total of 8.B 1 + 8.B 2)	Total of both in % (8.A + 8.B)	Total number of voting rights of issuervii
Resulting situation on the date on which threshold was crossed or reached	42.95%		42.95%	38,699,669,208
Position of previous notification (if applicable)	43.97%		43.97%

8. Notified details of the resulting situation on the date on which the threshold was crossed or reachedviii
A: Voting rights attached to shares
Class/type ofshares ISIN code (if possible)	Number of voting rightsix	% of voting rights
Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)	Direct (Art 9 of Directive 2004/109/EC) (DTR5.1)	Indirect (Art 10 of Directive 2004/109/EC) (DTR5.2.1)
Ordinary Shares of £1.0769 each GB00BM8PJY71	16,620,157,452	42.95%

SUBTOTAL 8. A	16,620,157,452	42.95%

B 1: Financial Instruments according to Art. 13(1)(a) of Directive 2004/109/EC (DTR5.3.1.1 (a))
Type of financial instrument	Expirationdatex	Exercise/Conversion Periodxi	Number of voting rights that may be acquired if the instrument is exercised/converted.	% of voting rights

SUBTOTAL 8. B 1

B 2: Financial Instruments with similar economic effect according to Art. 13(1)(b) of Directive 2004/109/EC (DTR5.3.1.1 (b))
Type of financial instrument	Expirationdatex	Exercise/Conversion Period xi	Physical or cash settlementxii	Number of voting rights	% of voting rights

SUBTOTAL 8.B.2

9. Information in relation to the person subject to the notification obligation (please mark the applicable box with an "X")
Person subject to the notification obligation is not controlled by any natural person or legal entity and does not control any other undertaking(s) holding directly or indirectly an interest in the (underlying) issuerxiii

Full chain of controlled undertakings through which the voting rights and/or thefinancial instruments are effectively held starting with the ultimate controlling natural person or legal entityxiv (please add additional rows as necessary)
x
Namexv	% of voting rights if it equals or is higher than the notifiable threshold	% of voting rights through financial instruments if it equals or is higher than the notifiable threshold	Total of both if it equals or is higher than the notifiable threshold
UK Government Investments Limited, a company wholly-owned by His Majesty's Treasury, is entitled to exercise control over the voting rights which are the subject of this notification (pursuant to certain management arrangements agreed with His Majesty's Treasury).

The Solicitor for the Affairs of His Majesty's Treasury is acting as nominee for The Commissioners of His Majesty's Treasury.

The Commissioners of His Majesty's Treasury	42.95%	42.95%

10. In case of proxy voting, please identify:
Name of the proxy holder
The number and % of voting rights held
The date until which the voting rights will be held

11. Additional informationxvi

Place of completion	London, England
Date of completion	21 February 2023
Legal Entity Identifier: 2138005O9XJIJN4JPN90

Exhibit No. 6

NatWest Group plc

Publication of Final Terms

The following Final Terms are available for viewing:

Final Terms dated 24 February 2023 (the "Final Terms") for NatWest Group plc ("NatWest Group") EUR700,000,000 5.763% Fixed to Fixed Rate Reset Tier 2 Notes due 28 February 2034 (ISIN: XS2592628791) (the "Notes") issued under the £40,000,000,000 Euro Medium Term Note Programme of NatWest Group (the "Programme").

The Final Terms contain the final terms of the Notes and must be read in conjunction with the prospectus dated 7 December 2022 and the supplemental prospectus dated 17 February 2023, relating to the Programme, (together, the "Prospectus"), which together constitute a base prospectus for the purposes of the Prospectus Regulation (EU) 2017/1129 as it forms part of domestic law in the UK by virtue of the European Union (Withdrawal) Act 2018.

To view the Final Terms for the Notes, please paste the following URL into the address bar of your browser:

http://www.rns-pdf.londonstockexchange.com/rns/0464R_1-2023-2-24.pdf

A copy of the above Final Terms has been submitted to the National Storage Mechanism and will shortly be available for inspection at:

https://data.fca.org.uk/#/nsm/nationalstoragemechanism

For further information, please contact:

Scott Forrest
Head of NatWest Treasury DCM
Tel: +44 (0) 7747 455 969

DISCLAIMER INTENDED ADDRESSEES

Please note that the information contained in the Final Terms (when read together with the information in the Prospectus) may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Final Terms and the Prospectus is not addressed. Prior to relying on the information contained in the Final Terms and the Prospectus, you must ascertain from the Prospectus whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Legal Entity Identifier

NatWest Group plc - 2138005O9XJIJN4JPN90

Exhibit No. 7

NatWest Group plc
Total Voting Rights and Capital

In conformity with the Disclosure Guidance and Transparency Rules, NatWest Group plc ("NWG") hereby notifies the following in respect of its issued share capital with voting rights as at 28 February 2023.

Share Class and nominal value	Number of Shares issued	Voting rights per share	Total Voting rights -
			28 February 2023
Ordinary Shares of £1.0769* (excluding ordinary shares held in treasury)	9,664,940,045	4	38,659,760,180
Ordinary Shares of £1.0769* held in treasury	110,954,866	4	Voting rights not exercisable
11% Cumulative Preference Shares of £1	240,686	4	962,744
5.5% Cumulative Preference Shares of £1	242,454	4	969,816
Total:	9,776,378,051		38,661,692,740

* Note: the nominal value of Ordinary Shares without rounding is £1.076923076923077 per share

Shareholders may use the above figure of 38,661,692,740 for their calculations to determine whether they are required to notify their interest in, or a change to their interest in NWG under the FCA's Disclosure Guidance and Transparency Rules.

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 28 February 2023

NATWEST GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Chief Governance Officer and Company Secretary